UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province, 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Resignation of Independent Director

On August 8, 2019, Mr. H. David Sherman submitted his resignation from his position as the independent director of Dunxin Financial Holdings Limited (NYSE AMERICAN: DXF) (the “Company”). Mr. Sherman confirmed that his resignation is for personal reasons and does not involve any disagreements with the Company.

Following the resignation, the Company will need to fill the vacancy created by the resignation of Mr. Sherman including the position of chair of the audit committee of the board of directors of the Company (“Board”) along with other positions on the other committees of the Board. The Company has begun the process of seeking a replacement independent director.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: August 21, 2019	By:	/s/ Ricky Qizhi Wei
	Name:	Ricky Qizhi Wei
	Title:	Chairman and Chief Executive Officer

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